UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
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SPECIALIZED DISCLOSURE REPORT
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ENCORE WIRE CORPORATION
(Exact name of registrant as specified in its charter)
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Delaware	000-20278	75-2274963
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(IRS Employer Identification No.)

1329 Millwood Road
McKinney, Texas	75069
(Address of principal executive offices)	(Zip code)
Bret J. Eckert
Executive Vice President and Chief Financial Officer
(972) 562-9473
(Name and telephone number, including area code, of the person to contact in connection with this report.)
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Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.
☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2022.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
Encore Wire Corporation (the “Company”) is a leading manufacturer of a broad range of copper and aluminum electrical wire and cables, supplying power generation and distribution solutions to meet our customers’ needs today and in the future. The Company focuses on maintaining a low-cost of production while providing exceptional customer service.
The Company supports the goals and objectives of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and the related rules and regulations issued by the U.S. Securities and Exchange Commission (the “SEC”), which aim to prevent the use of certain “conflict minerals” that directly or indirectly finance or benefit armed groups in The Democratic Republic of the Congo or adjoining countries (as defined in the Dodd-Frank Act) (the “Covered Countries”). “Conflict Minerals” include: (i) columbite-tantalite (coltan), cassiterite, gold, wolframite and their derivatives, which are limited to tantalum, tin and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the Covered Countries, or (ii) any other mineral or its derivative determined by the Secretary of State to be financing conflict in the Covered Countries.
The Company has reviewed its products to ascertain whether they contain Conflict Minerals and has determined that Conflict Minerals are contained in, and are necessary to the functionality or production of, certain products, including products containing tinned copper conductors or a tin derivative in their insulation, that were manufactured by the Company from January 1, 2022 to December 31, 2022 (the “Covered Products”). As a result of such determination, the Company conducted in good faith a reasonable country of origin inquiry pursuant to the requirements of Section 1502 of the Dodd-Frank Act and the related rules and regulations issued by the SEC, and based on such reasonable country of origin inquiry, the Company has no reason to believe that any tin, or any other components, contained in the Covered Products originated in the Covered Countries. The Company’s primary means of determining the country of origin of tin contained in Covered Products was by conducting a supply-chain survey of all of its direct suppliers of tin and products containing tin (the “Covered Suppliers”). The Company received a response from all of the Covered Suppliers containing either a completed EICC/GeSI Conflict Minerals Reporting Template or other representations acceptable to the Company with respect to Conflict Minerals contained in the Covered Products. In each Covered Supplier’s response, such Covered Supplier represented that, in accordance with the Company’s Supplier Code of Conduct available on its website at http://www.encorewire.com/conflict-materials.html, any Conflict Mineral supplied by such Covered Supplier did not originate in the Covered Countries.
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, the Company has filed this Specialized Disclosure Form (Form SD) with the SEC, and this Form SD is posted to the Company’s website along with our reporting template at https://www.encorewire.com/sustainability/conflict-minerals.html.
Section 2 - Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 - Exhibits
Item 3.01 Exhibits
Not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ENCORE WIRE CORPORATION

By:	/s/ Bret J. Eckert	Date:	May 18, 2023
Bret J. Eckert,
Executive Vice President and Chief Financial Officer